April 1, 2010

Jeff Robinson, Esq.
The First American Corporation
1 First American Way
Santa Ana, California 92707

> **Re: First American Financial Corporation**
> **Registration Statement on Form 10-12B/A**
> **Filed March 22, 2010**
> **File No. 001-34580**

Dear Mr. Robinson:

We have reviewed your March 22, 2010 response to our March 1, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12B filed March 22, 2010

Exhibit 99(a) Information Statement

Risk Factors, page 11

"A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo's results of operations and competitive position." page 12

1. We note your response to our prior comment 5 and the following statement on page 12: "Our principal title insurance underwriter is currently rated no lower

Jeff Robinson, Esq.
The First American Corporation
April 1, 2010
Page 2

than the 'A-' equivalent by all ratings agencies except Standard & Poor's, which has rated it at 'BBB+'." Please revise your disclosure to include the current ratings of your title insurance operations as issued by each of the major ratings agencies <u>individually</u>, rather than in the aggregate.

Special Note About Forward-Looking Statements, page 21

2. We note your response to our prior comment 7 and again advise you that the company is not eligible to rely on the safe harbor under Section 21E of the Exchange Act. Section 21E(b)(2)(D) expressly states that the safe harbor for forward looking statements may only be used by:

- an issuer that, at the time that the statement is made, is subject to the reporting requirements of Section 13(a) or Section 15(d);
- a person acting on behalf of such issuer;
- an outside reviewer retained by such issuer making a statement on behalf of such issuer; or
- an underwriter, with respect to information provided by such issuer or information derived from information provided by such issuer.

Staff Legal Bulletin 4 paragraph B.9 is not applicable as it relates only to Form S-3 eligibility requirements. Please revise your filing to either:

- delete any reference to the Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director